Filed by Property Solutions Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Property Solutions Acquisition Corp. (SEC File No.: 001-39395)

Date: July 8, 2021

Faraday Future Hosts Successful Meetings with Vendor Trust Suppliers Ahead of the Scheduled Closing of its Merger with Property Solutions Acquisition Corp. (PSAC)

●	Critical suppliers that make up the Faraday Vendor Trust program will be vital in their support of FF 91 delivery and will become shareholders of the merged Company at the closing of the proposed merger

●	Suppliers are extremely excited for the anticipated FF-PSAC business combination and are eager to continue their support of the FF 91 program

●	FF and PSAC remind PSAC stockholders who held shares as of the June 21, 2021 record date to vote their shares in favor of their proposed business combination, which will result in FF becoming a publicly listed company trading on the Nasdaq under the ticker symbol “FFIE” after the closing

Los Angeles, CA (July 8, 2021) – Faraday Future (“FF” or the “Company”), a California-based global shared intelligent mobility ecosystem company, successfully held supplier town hall meetings to update its valued suppliers who participate in the Faraday Vendor Trust program. The recent meetings, led by Benedikt Hartmann, Senior Vice President of Global Supply Chain at FF, gave an update to approximately 160 suppliers on June 30th and July 6th on the status of various Company topics including the FF 91 program timing. Jerry Wang, Vice President of Capital Markets, shared details of the upcoming business combination of FF and PSAC that is anticipated to close on July 21, 2021.

The FF Vendor Trust program provides enhanced collateral and repayment protections for its key suppliers in exchange for the suppliers’ commitment to support the production launch of the FF 91. At the closing of the business combination of FF and PSAC, the majority of the secured vendor trust program will convert to equity of FFIE and these critical suppliers will become stockholders of FFIE, thereby supporting its long-term success.

“The Faraday Vendor Trust is excited about Faraday Future’s recent progress towards becoming a public company,” said Jeremy Rosenthal, on behalf of the trustee of the Faraday Vendor Trust. “This milestone will allow Faraday Future to begin producing its innovative products and technologies and continue working with its world-class suppliers to create the vehicle of tomorrow.”

FF recognizes that the continued support of its suppliers, employees, and investors is critical to the Company’s mission. Over the past year, FF has achieved continued milestones with the support and partnership of its strong supplier base.

“The PAC Group has had the pleasure of supporting the FF journey from inception to present day, and we are proud to continue our support to ensure FF achieves the global success they deserve,” said Shah Firoozi, Chief Executive Officer, The Pac Group. “We have confidence in their technology, leadership, team-members and the passionate company culture which all affects how they treat suppliers and all their team members. We wish FF great success and are privileged to be a part of it.”

FF reminds PSAC stockholders of the Special Meeting to approve the pending business combination scheduled for July 20, 2021. In light of public health concerns regarding the novel coronavirus, the Special Meeting will be held in a virtual meeting format at https://www.cstproxy.com/propertysolutionsacquisition/sm2021. PSAC stockholders as of the close of business on June 21, 2021 are encouraged to vote before 11:59 p.m. Eastern Time on July 19, 2021.

For assistance voting your shares, please visit https://www.ff.com/us/investors/merge-vote/

Below are guidelines and instructions on the voting process for PSAC stockholders:

These are the two easiest and fastest ways to vote – and they are both free:

●	Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the voting instruction form mailed (or e-mailed) to you. To vote online, you will need your voting control number, which you can find on your Voting Instruction Form. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on July 19, 2021.

●	Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you. To vote via the automated telephone service, you will need your voting control number, which you can find on your Voting Instruction Form. Votes submitted over the telephone must be received by 11:59 p.m., Eastern Time, on July 19, 2021.

Additionally, you can vote by mail:

●	Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed to you. Please be sure to (1) mark, sign and date your Voting Instruction Form, (2) fold and return your Voting Instruction Form in the postage-paid envelope provided, and (3) mail your Voting Instruction Form to ensure receipt on or before 11:59 p.m., Eastern Time, on July 19, 2021.

YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you misplaced or did not receive your Voting Instruction Form, contact your bank, broker or other nominee to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

Holders of PSAC shares who need assistance voting or have questions regarding the Special Meeting may contact PSAC’s proxy solicitor, Morrow Sodali, toll-free at US: 1-(800)-252-1959, International: 1-(289)-695-3075, or send an email to PSAC.info@investor.morrowsodali.com. Banks and brokers may call 1-(203)-658-9400.

FF has been committed to promoting the transformation of the automotive industry through product and technological innovation, business model innovation, user ecosystem innovation and governance structure innovation. With I.A.I as the core driving force, FF has created a smart driving platform and a third Internet living space.

The FF 91 is FF’s flagship product offering, and features an industry-leading 1,050 HP, 0-60 mph sprint in less than 2.4 seconds, zero gravity rear seats with the industry’s largest reclining seat angle of 60 degrees, and a revolutionary user experience designed to create a mobile, connected, and luxurious third Internet living space. FF 91 is scheduled to be delivered within twelve months after the business combination is closed.

ABOUT FARADAY FUTURE

Established in May 2014, Faraday Future (FF) is a global shared intelligent mobility ecosystem company, headquartered in Los Angeles, California. FF’s vision is to create a shared intelligent mobility ecosystem that empowers everyone to move, connect, breathe, and live freely. FF aims to perpetually improve the way people move by creating a forward-thinking mobility ecosystem that integrates clean energy, AI, the Internet and new usership models. With the FF 91, FF has envisioned a vehicle that redefines transportation, mobility, and connectivity, creating a true “third Internet living space,” complementing users’ home and smartphone Internet experience.

FOLLOW FARADAY FUTURE:

https://www.ff.com/

https://twitter.com/FaradayFuture

https://www.facebook.com/faradayfuture/

https://www.instagram.com/faradayfuture/

www.linkedin.com/company/faradayfuture

ABOUT PROPERTY SOLUTIONS ACQUISITION CORP.

Property Solutions Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more differentiated businesses. The company is managed by Co-CEO’s Jordan Vogel and Aaron Feldman.

Property Solutions I is a $230 million SPAC formed in July 2020 and is traded on the Nasdaq under the ticker symbol “PSAC”.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This press release relates to a proposed transaction between PSAC and FF. PSAC has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement and prospectus of PSAC and a consent solicitation statement with respect to FF. The proxy statement/consent solicitation statement/prospectus has been mailed to stockholders of PSAC as of the June 21, 2021 record date established for voting on the proposed business combination. PSAC also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PSAC ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PSAC FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about PSAC and FF once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PSAC when and if available, can also be obtained free of charge by directing a written request to Property Solutions Acquisition Corp., 654 Madison Avenue, Suite 1009, New York, New York 10065.

PARTICIPANTS IN THE SOLICITATION

PSAC and FF and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of PSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PSAC’s directors and officers in PSAC’s filings with the SEC, including PSAC’s Annual Report on Form 10-K for the period ended December 31, 2020, which was filed with the SEC on March 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PSAC’s stockholders in connection with the proposed business combination is set forth in the proxy statement/consent solicitation statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/consent solicitation statement/prospectus that PSAC has filed with the SEC.

NO OFFER OR SOLICITATION

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

FORWARD LOOKING STATEMENTS

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside PSAC’s or FF’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by PSAC stockholders; the ability to meet the Nasdaq’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; FF’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; FF’s estimates of the size of the markets for its vehicles; the rate and degree of market acceptance of FF’s vehicles; the success of other competing manufacturers; the performance and security of FF’s vehicles; potential litigation involving PSAC or FF; the result of future financing efforts and general economic and market conditions impacting demand for FF’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed above and other documents filed by PSAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither PSAC nor FF undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Contacts:

For Faraday Future

Investors:

IR@faradayfuture.com

Media:

John Schilling

media@faradayfuture.com

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